Filed Pursuant to Rule 433

Registration Statement No. 333-226538

November 30, 2020

PRICING TERM SHEET FOR THE 0.65% DEBENTURES, SERIES 2020 A

Issuer:	Consolidated Edison, Inc.

Anticipated Ratings (Moody’s; S&P; Fitch)*:	Baa2 (Stable); BBB+ (Negative); BBB+ (Negative)

Issue of Securities:	0.65% Debentures, Series 2020 A due 2023

Principal Amount:	$650,000,000

Interest Rate:	0.65% per annum

Interest Payment Dates:	June 1 and December 1 commencing on June 1, 2021

Maturity Date:	December 1, 2023

Benchmark Treasury:	0.25% due November 15, 2023

Benchmark Treasury Price / Yield:	100-06 / 0.186%

Spread to Benchmark Treasury:	+47 basis points

Yield to Maturity:	0.656%

Public Offering Price:	99.982% of the principal amount

Optional Redemption Provisions:	On or after December 1, 2021 at par

Pricing Date:	November 30, 2020

Settlement Date:	December 3, 2020 (T+3)

CUSIP:	209115 AE4

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.